Exhibit(a)(1)(J)

Evraz Extends Tender Offer to Acquire Oregon Steel Mills

Luxembourg, December 28, 2006–Evraz Group S.A. (LSE: EVR) today announced that the cash tender offer by its wholly owned subsidiary Oscar Acquisition Merger Sub, Inc. to purchase all outstanding shares of common stock (including the associated preferred stock purchase rights) of Oregon Steel Mills, Inc. (NYSE: OS) is being extended until 5:00 p.m., New York City time, on January 9, 2007, unless further extended or earlier terminated.  The tender offer had previously been scheduled to expire at 12:00 midnight on December 28, 2006.

As previously indicated by Evraz, the initial expiration date for the tender offer is being extended to permit the tender offer to remain open until after January 8, 2007, the expiration date of the previously announced 30-day review by the Committee on Foreign Investment in the United States (CFIUS).  Under the Merger Agreement, if all of the conditions to the tender offer are not satisfied as of any expiration date, Evraz will have the right, and under certain circumstances may be required, to further extend the tender offer.

Evraz and Oscar Acquisition Merger Sub, Inc. have been advised by Mellon Investor Services LLC, the depositary for the tender offer, that as of 5:00 pm New York City time on December 27, 2006, stockholders of Oregon Steel had tendered into the tender offer 9,607,810 shares of Oregon Steel common stock.

The tender offer is being made pursuant to a previously announced definitive merger agreement among Evraz, Oscar Acquisition Merger Sub, Inc. and Oregon Steel dated November 20, 2006. Upon the successful closing of the tender offer, Oregon Steel stockholders would receive $63.25 in cash for each share of Oregon Steel common stock tendered in the tender offer, less any required withholding taxes.  Following the purchase of shares in the tender offer, Oregon Steel would become a subsidiary of Evraz.  Except for the extension of the expiration date, all of the other terms and conditions of the tender offer remain unchanged.

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Oregon Steel.  Evraz and Oscar Acquisition Merger Sub, Inc., have filed with the Securities and Exchange Commission a tender offer statement on Schedule TO, and have mailed an offer to purchase, forms of letter of transmittal and related documents to Oregon Steel stockholders.  Oregon Steel has filed with the Securities and Exchange Commission, and has mailed to Oregon Steel stockholders, a solicitation/recommendation statement on Schedule 14D-9.  These documents contain important information about the tender offer and stockholders of Oregon Steel are urged to read them carefully.  Stockholders of Oregon Steel may obtain a free copy of these documents at http://www.evraz.com/ and http://www.osm.com/ and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/ or by contacting the information agent for the tender offer, MacKenzie Partners, Inc., at proxy@mackenziepartners.com, (212) 929-5500 (call collect) or (800) 322-2885 (toll free). In addition, stockholders may obtain a free copy of these documents from Evraz by contacting Evraz at ir@evraz.com or +7-495-2321370, attention: Investor Relations, or from Oregon Steel by contacting Oregon Steel at +1 503 240 5223 attention: Investor Relations.

Forward Looking Statement

This press release contains forward-looking statements. These statements are based on Evraz’s and Oregon Steel’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; potential equipment malfunction; and plant construction and repair delays; the ability to retain key management and technical personnel of Oregon Steel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Oregon Steel’s report on Form 10-K filed with the Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2005.  Oregon Steel and Evraz are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

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For further information:

Evraz Group

Corporate Affairs and Investor Relations

Irina Kibina

Tel: +7 495 232 1370

ir@evraz.com

Edelman, for Evraz:

Susan Stillings / Christopher Mittendorf

Tel: +1 212 704 4559 / 8134

e-mail:

susan.stillings@edelman.com

christopher.mittendorf@edelman.com

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2005, Evraz Group produced 13.9 million tonnes of crude steel.  Evraz Group’s principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia, as well as Palini e Bertoli in Italy and Vitkovice Steel in the Czech Republic. Its fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and Neryungriugol coal company and equity interests in the Raspadskaya and Yuzhkuzbassugol coal mines. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates its access to Asian export markets. Evraz vanadium operations comprise Strategic Minerals Corporation, USA, and a 24.9% equity interest in Highveld Steel and Vanadium Corporation, South Africa.

For further information visit www.evraz.com